UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On May 29, 2025, SOLOWIN HOLDINGS (the “Company”) and certain individual investors (the “Purchasers”) entered into that a securities purchase agreement (the “Purchase Agreement”), pursuant to which the Company agreed to sell to such Purchasers an aggregate of 20,000,000 Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”) together with warrants to purchase up to 1,000,000 Class A Ordinary Shares, in a registered direct offering, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-282552), for aggregate gross proceeds of $6,600,000, excluding the proceeds, if any, from the exercise of the warrants (the “Financing”).

The warrants have a term of 3 years and will be exercisable for cash immediately following the date of issuance and have an exercise price of $0.363. A holder of the warrants also will have the right to exercise its warrants on a cashless basis starting one month after the issuance. Each warrant is subject to standard anti-dilution provisions to reflect share dividends, splits or other similar transactions.

The Company intends to use the net proceeds from the Financing for working capital and general corporate purposes. The Financing is expected to close on or about June 2, 2025, subject to the satisfaction of customary closing conditions.

The Company also entered into a placement agency agreement dated May 29, 2025 (the “Agency Agreement”) with Eddid Securities USA, Inc., as exclusive placement agent (the “Placement Agent”), pursuant to which the Placement Agent agreed to act as the sole lead/exclusive placement agent in connection with the Financing. The Company agreed to pay the Placement Agent an aggregate fee equal to 4% of the gross proceeds raised in the Financing. The Company also agreed to reimburse the Placement Agent for certain expenses, including for fees and expenses related to legal expenses, up to $40,000.

A copy of the form of the Purchase Agreement, the warrants and the Agency Agreement, is attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement, the warrants and the Agency Agreement, is not complete and is qualified in the entirety by reference to such documents.

The sale and offering of Class A Ordinary Shares, the warrants, and the Class A Ordinary Shares underlying the warrants pursuant to the Purchase Agreement and warrants are effected as a takedown off the Company’s shelf registration statement on Form F-3 (File No. 333-282552), as amended (the “Shelf Registration Statement”), which became effective on November 8, 2024, pursuant to a prospectus supplement to be filed with the Securities and Exchange Commission on or about the date hereof.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description
4.1	Form of Warrant
5.1	Opinion of Conyers Dill & Pearman
5.2	Opinion of Bevilacqua PLLC
10.1	Form of Securities Purchase Agreement, dated May 29, 2025, between the Company and the Purchasers
10.2	Placement Agency Agreement, dated May 29, 2025, between the Company and Eddid Securities USA, Inc.
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)
23.2	Consent of Bevilacqua PLLC (included as part of Exhibit 5.2)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025	SOLOWIN HOLDINGS

	By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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